December 17, 2013

Mr. Hugh West
Accounting Branch Chief
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:
Ameriprise Financial, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 27, 2013
Form 10-Q for the Quarterly Period Ended September 30, 2013
Filed November 5, 2013
Response dated October 10, 2013
File No. 001-32525

Dear Mr. West:

We refer to the comment letter dated December 5, 2013 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Form 10-K for Fiscal Year Ended December 31, 2012 filed on February 27, 2013, Form 10-Q for the Quarterly Period Ended September 30, 2013 filed November 5, 2013 and Response dated October 10, 2013 for Ameriprise Financial, Inc. (the “Company”).
We have set forth in boldface type the text of the staff’s comments set forth in the aforementioned comment letter, followed by our response in plain text.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57
Market Risk, page 95

1.
We note your response to prior comment 1 and your revised disclosure related to the impact the low interest rate environment has had on earnings, specifically between rates earned on assets held and the rates at which interest is credited to accounts for fixed annuities, fixed insurance, and the fixed portion of variable annuities and variable insurance contracts. In order to fully evaluate the impact to earnings of non-structured fixed maturity securities, commercial mortgage loans and residential mortgage-backed securities at risk of reinvestment, please disclose the current related average reinvestment rate in addition to the carrying value and weighted average yield. Additionally, to more fully evaluate the expected effects on your future financial position, results of operations and cash flows of the difference in rates credited to contractholders and the guaranteed minimums, provide related reset terms, including contracts with annual resets, contracts resettable in the next twelve months, and contracts resettable after the next twelve months.

Company Response:
Commencing with our Form 10-K for the year ending December 31, 2013, we will expand our disclosure to include the average yield for investment purchases during the current period and the percentage of account values subject to rate reset in the next 12 months, 12 months to 24 months and after 24 months. The following is an example of the disclosure we will include in future filings. The expanded disclosure is noted by the underlined language below.
Our earnings from fixed annuities, fixed insurance, and the fixed portion of variable annuities and variable insurance contracts are based upon the spread between rates earned on assets held and the rates at which interest is credited to accounts. We guarantee an interest rate to the holders of these products. We primarily invest in fixed rate securities to fund the rate credited to clients. As a result of the low interest rate environment, our current reinvestment yields are generally lower than the current portfolio yield. We expect our portfolio income yields to continue to decline in future periods if interest rates remain low. The carrying value and weighted average yield of non-structured fixed maturity securities and commercial mortgage loans that may generate proceeds to reinvest through 2015 due to prepayment, maturity or call activity at the option of the issuer, excluding securities with a make-whole provision, was $XX billion and XX%, respectively, as of December 31, 2013. In addition, residential

Mr. Hugh West
United States Securities and Exchange Commission
December 17, 2013

mortgage-backed securities, which are subject to prepayment risk as a result of the low interest rate environment, totaled $XX billion and had a weighted average yield of XX% as of December 31, 2013. While these amounts represent investments that could be subject to reinvestment risk, it is also possible that these investments will be used to fund liabilities or may not be prepaid and will remain invested at their current yields. In addition to the interest rate environment, the mix of benefit payments versus product sales as well as the timing and volumes associated with such mix may impact our investment yield. Furthermore, reinvestment activities and the associated investment yield may also be impacted by corporate strategies implemented at management discretion. The average yield for investment purchases during the year ended December 31, 2013 was approximately XX%.
The reinvestment of proceeds from maturities, calls and prepayments at rates below the current portfolio yield, which may be below the level of some liability guaranteed minimum interest rates, will have a negative impact to future operating results. To mitigate the unfavorable impact that the low interest rate environment has on our spread income, we assess reinvestment risk in our investment portfolio and monitor this risk in accordance with our asset/liability management framework. In addition, we may reduce the crediting rates on our fixed products when warranted, subject to guaranteed minimums.
The following table presents the account values of fixed annuities, fixed insurance, and the fixed portion of variable annuities and variable insurance contracts by range of guaranteed minimum crediting rates and the range of the difference between rates credited to contractholders as of December 31, 2013 and the respective guaranteed minimums, as well as the percentage of account values subject to rate reset in the time period indicated. Rates are reset at our discretion, subject to guaranteed minimums.

Account Values with Crediting Rates
	At Guaranteed Minimum	1-49 bps above Guaranteed Minimum	50-99 bps above Guaranteed Minimum	100-150 bps above Guaranteed Minimum	Greater Than 150 bps above Guaranteed Minimum	Total
Range of Guaranteed Minimum Crediting Rates	(in billions)

1% - 1.99%	$ XX	$ XX	$ XX	$ XX	$ XX	$ XX
2% - 2.99%	XX	XX	XX	XX	XX	XX
3% - 3.99%	XX	XX	XX	XX	XX	XX
4% - 5.00%	XX	XX	XX	XX	XX	XX
Total	$ XX	$ XX	$ XX	$ XX	$ XX	$ XX

Percentage of Account Values That Reset In:
Next 12 months (1)	XX %	XX %	XX %	XX %	XX %	XX %
> 12 months to 24 months (2)	XX	XX	XX	XX	XX	XX
> 24 months (2)	XX	XX	XX	XX	XX	XX
Total	100%	100%	100%	100%	100%	100%
(1) Includes contracts with annual discretionary crediting rate resets and contracts with twelve or less months until the crediting rate becomes discretionary on an annual basis.
(2) Includes contracts with more than twelve months remaining until the crediting rate becomes an annual discretionary rate.

Mr. Hugh West
United States Securities and Exchange Commission
December 17, 2013

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at 612-678-4769.

Very truly yours,
/s/ David K. Stewart

David K. Stewart
Senior Vice President and Controller

cc:
James M. Cracchiolo, Chairman and Chief Executive Officer
Walter S. Berman, Executive Vice President and Chief Financial Officer

Michelle Miller
Division of Corporation Finance
Securities and Exchange Commission